[Reference Translation]

January 31, 2019

To Whom It May Concern:
Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
First Section of Tokyo Stock Exchange and
Nagoya Stock Exchange)
Name and Title of Contact Person:
Kenta Kon, General Manager,
Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Status and Completion of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment) conducted in January pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on November 6, 2018, as follows:

We also inform you that the portion of the repurchase of shares pursuant to the resolution at a meeting of the board of directors held on November 6, 2018, has been completed.

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased:	14,618,100 shares

3. Total purchase price:	98,183,954,700 JPY

4. Method of acquisition:	Purchase in the market through a trust bank

5. Period of repurchase:	From January 4, 2019 to January 28, 2019

(Reference)

I.

Repurchase of shares resolved at a meeting of the board of directors held on November 6, 2018 (Repurchase of shares in order to return capital to shareholders and to promote capital efficiency and agile capital policy in view of the business environment)

1.	Method of repurchase

Purchase in the market through a trust bank

2.	Details of matters relating to repurchase

(1) Class of shares to be repurchased	Common shares of TMC

(2) Total number of shares to be repurchased	42 million shares (maximum)

(3) Total purchase price for repurchase of shares	250 billion JPY (maximum)

(4) Period of repurchase	From November 13, 2018 to March 29, 2019

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of January 31, 2019)

(1) Total number of shares repurchased:	36,813,900 shares

(2) Total purchase price for repurchased shares:	249,981,516,800 JPY